Mercedes-Benz Auto Receivables Trust 2023-1
Investor Report
Collection Period Ended 31-Jan-2025

Amounts in USD

Dates

Collection Period No.	25	
Collection Period (from... to)	1-Jan-2025	31-Jan-2025
Determination Date	13-Feb-2025	
Record Date	14-Feb-2025	
Distribution Date	18-Feb-2025	
Interest Period of the Class A-1 Notes (from... to)	15-Jan-2025	18-Feb-2025 Actual/360 Days 34
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jan-2025	15-Feb-2025 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	435,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	657,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	657,500,000.00	496,673,482.50	459,804,595.51	36,868,886.99	56.074353	0.699323
Class A-4 Notes	118,600,000.00	118,600,000.00	118,600,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,869,100,000.00**	**615,273,482.50**	**578,404,595.51**	**36,868,886.99**		
Overcollateralization	47,928,299.76	47,925,707.49	47,925,707.49			
Adjusted Pool Balance	1,917,028,299.76	663,199,189.99	626,330,303.00			
Yield Supplement Overcollateralization Amount	200,704,831.25	64,007,192.85	60,223,560.72			
Pool Balance	**2,117,733,131.01**	**727,206,382.84**	**686,553,863.72**			

	Amount	Percentage
Initial Overcollateralization Amount	47,928,299.76	2.50%
Target Overcollateralization Amount	47,925,707.49	2.50%
Current Overcollateralization Amount	47,925,707.49	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.090000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.510000%	1,866,664.51	2.839033	38,735,551.50	58.913386
Class A-4 Notes	4.310000%	425,971.67	3.591667	425,971.67	3.591667
Total		**$2,292,636.18**		**$39,161,523.17**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	37,956,335.34	(1) Total Servicing Fee	606,005.32
Interest Collections	3,180,093.87	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	827,366.30	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	1,259,516.67		
Purchase Amounts	45,504.54	(3) Interest Distributable Amount Class A Notes	2,292,636.18
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	152,831.14	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**43,421,647.86**	(6) Regular Principal Distributable Amount	36,868,886.99
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**43,421,647.86**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	3,654,119.37
		Total Distribution	**43,421,647.86**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	606,005.32	606,005.32	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,292,636.18	2,292,636.18	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	1,866,664.51	1,866,664.51	0.00
thereof on Class A-4 Notes	425,971.67	425,971.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,292,636.18	2,292,636.18	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	36,868,886.99	36,868,886.99	0.00
Aggregate Principal Distributable Amount	36,868,886.99	36,868,886.99	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,792,570.75
Reserve Fund Amount - Beginning Balance	4,792,570.75
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	16,267.10
minus Net Investment Earnings	16,267.10
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,792,570.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	16,267.10
Net Investment Earnings on the Collection Account	136,564.04
Investment Earnings for the Collection Period	152,831.14

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,117,733,131.01	52,827
Pool Balance beginning of Collection Period	727,206,382.84	30,258
Principal Collections	23,877,682.43	
Principal Collections attributable to Full Pay-offs	14,078,652.91	
Principal Purchase Amounts	45,248.62	
Principal Gross Losses	2,650,935.16	
Pool Balance end of Collection Period	686,553,863.72	29,318
Pool Factor	32.42%	

	As of Cutoff Date	Current
Weighted Average APR	4.85%	5.13%
Weighted Average Number of Remaining Payments	54.32	32.16
Weighted Average Seasoning (months)	13.16	37.74

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	671,518,045.37	28,927	97.81%
31-60 Days Delinquent	9,579,996.46	266	1.40%
61-90 Days Delinquent	4,062,390.44	96	0.59%
91-120 Days Delinquent	1,393,431.45	29	0.20%
Total	686,553,863.72	29,318	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.795%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current			Cumulative	
Losses (1)	Amount	Number of Receivables		Amount	Number of Receivables
Principal Gross Losses	2,650,935.16	88		72,324,172.73	1,883
Principal Net Liquidation Proceeds	814,790.55			24,887,416.75	
Principal Recoveries	1,199,213.51			18,776,070.00	
Principal Net Loss / (Gain)	636,931.10			28,660,685.98	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	1.081%
Prior Collection Period	1.365 %
Second Prior Collection Period	1.239 %
Third Prior Collection Period	1.551 %
Four Month Average	1.309%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.353%
Average Net Loss / (Gain)	15,220.76

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.